SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                       of
                       the Securities Exchange Act of 1934


         Report on Form 6-K the period from 14 August to 25 August 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X   Form 40-F
                                   ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 14 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 11 August 2006 the Company had 515,037,213 Ordinary shares in issue.

     2. A notification dated 15 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 14 August 2006 the Company had 515,042,913 Ordinary shares in issue.
     3. A notification dated 15 August 2006 advising of the exercise of options over 92,570 Ordinary shares in the Company and subsequent sale of 44,394 shares and transfer of 2,901 shares to F A Deeming by N Deeming, a person discharging managerial responsibility within the BOC Group.
     4. A notification dated 16 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 15 August 2006 the Company had 515,144,534 Ordinary shares in issue.
     5. A notification dated 17 August 2006 confirming that copies of the resolution passed at the EGM held on 16 August 2006 and the Company's amended Articles of Association had been submitted to the UK Listing Authority's Document Viewing Facility.
     6. A notification dated 17 August 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 14,948 Ordinary shares in the Company in which the directors have a technical interest.
     7. A notification dated 18 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 17 August 2006 the Company had 515,152,833 Ordinary shares in issue.
     8. A notification dated 18 August 2006 advising of the transfer by Ogier Trustee (Jersey) Limited to The BOC Group plc Employee Share Trust
          (1995), of a total of 98,508 Ordinary shares in the Company in which the directors have a technical interest.
     9. A notification dated 18 August 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
     10. A notification dated 21 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 18 August 2006 the Company had 515,207,723 Ordinary shares in issue.
     11. A notification dated 22 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 21 August 2006 the Company had 515,217,223 Ordinary shares in issue.
     12. A notification dated 23 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 22 August 2006 the Company had 515,379,414 Ordinary shares in issue.
     13. A notification dated 23 August 2006 advising of the exercise of options over 97,012 Ordinary shares in the Company and subsequent sale of 61,141 shares by K Rajagopal, a director of The BOC Group plc.
     14. A notification dated 23 August 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
     15. A notification dated 23 August 2006 advising that Credit Suisse have a 10% interest in the issued Ordinary share capital of the Company.
     16. A notification dated 23 August 2006 advising that The Goldman Sachs Group, Inc have a 5.8% interest in the issued Ordinary share capital of the Company.
     17. A notification dated 24 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 23 August 2006 the Company had 515,486,839 Ordinary shares in issue.
     18. A notification dated 24 August 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 22,423 Ordinary shares in the Company in which the directors have a technical interest.

     19. A notification dated 25 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 24 August 2006 the Company had 515,495,545 Ordinary shares in issue.
     20. A notification dated 25 August 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
     21. A notification dated 25 August 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 7,630 Ordinary shares in the Company in which the directors have a technical interest.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 14 AUGUST 2006
                  AT 09.02 HRS UNDER REF: PRNUK-1408060902-07D1



14 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 11 August 2006 it had in issue 515,037,213 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 15 AUGUST 2006
                   08.54 HRS UNDER REF: PRNUK-1508060854-4512



15 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 14 August 2006 it had in issue 515,042,913(including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 15 AUGUST 2006
                  AT 18.21 HRS UNDER REF: PRNUK-1508061819-1364


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

             This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

             Please complete all relevant boxes should in block capital letters.

-------- ---------------------------------------------- ------- -------------------------------------------------
1.       Name of the issuer                             2.      State whether the notification relates to (i) a
                                                                transaction notified in accordance with DR
                                                                3.1.4R(1)(a); or

                                                                (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                                accordance with section 324 (as extended by
                                                                section 328) of the Companies Act 1985; or

                                                                (iii) both (i) and (ii)

         THE BOC GROUP plc                                      IN ACCORDANCE WITH (i) ABOVE

-------- ---------------------------------------------- ------- -------------------------------------------------
3.       Name of person discharging managerial          4.      State whether notification relates to a person
         responsibilities/director                              connected with a person discharging managerial
                                                                responsibilities/director named in 3 and
                                                                identify the connected person

         NICHOLAS DEEMING                                       N/A

-------- ---------------------------------------------- ------- -------------------------------------------------
5.       Indicate whether the notification is in        6.      Description of shares (including class),
         respect of a holding of the person referred            debentures or derivatives or financial
         to in 3 or 4 above or in respect of a                  instruments relating to shares
         non-beneficial interest

         IN RESPECT OF A HOLDING OF THE PERSON                  ORDINARY SHARES OF 25p EACH
         DISCHARGING MANAGERIAL RESPONSIBILITY IN 3
         ABOVE

-------- ---------------------------------------------- ------- -------------------------------------------------
7.       Name of registered shareholders(s) and, if     8       State the nature of the transaction
         more than one, the number of shares held
         by each of them

         NICHOLAS DEEMING - 45,275                              EXERCISE OF 92,570 EXECUTIVE SHARE
                                                                OPTIONS AND LTIP OPTIONS
-------- ---------------------------------------------- ------- -------------------------------------------------


                                                                    Page 6 of 39

         FENELLA ANN DEEMING - 2,901                            GRANTED IN MAY 2001 AND FEBRUARY
                                                                2003, TRANSFER OF 2,901 SHARES TO HIS WIFE AND
                                                                SUBSEQUENT SALE OF 44,394 SHARES ACQUIRED UPON
                                                                EXERCISE

-------- ---------------------------------------------- ------- -------------------------------------------------
9.       Number of shares, debentures or financial      10.     Percentage of issued class acquired (treasury
         instruments relating to shares acquired                shares of that class should not be taken into
                                                                account when calculating percentage)

         92,570                                                 0.01%

-------- ---------------------------------------------- ------- -------------------------------------------------
11.      Number of shares, debentures or financial      12.     Percentage of issued class disposed (treasury
         instruments relating to shares disposed                shares of that class should not be taken into
                                                                account when calculating percentage)

         44,394                                                 LESS THAN 0.01%

-------- ---------------------------------------------- ------- -------------------------------------------------
13.      Price per share or value of transaction        14.     Date and place of transaction

         42,622 AT 776P PER SHARE; 35,000 AT 1034P              15 AUGUST 2006, LONDON
         PER SHARE; 14,948 AT NIL COST PER SHARE -
         EXERCISE

         44,394 AT 1610P PER SHARE - SALE

-------- ---------------------------------------------- ------- -------------------------------------------------
15.      Total holding following notification and       16.     Date issuer informed of transaction
         total percentage holding following
         notification (any treasury shares should
         not be taken into account when calculating
         percentage)

         48,176 SHARES / 143,574 OPTIONS                        15 AUGUST 2006

-------- ---------------------------------------------- ------- -------------------------------------------------

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-------- ---------------------------------------------- ------- -------------------------------------------------
17       Date of grant                                  18.     Period during which or date on which it can be
                                                                exercised


-------- ---------------------------------------------- ------- -------------------------------------------------
19.      Total amount paid (if any) for grant of the    20.     Description of shares or debentures involved
         option                                                 (class and number)


-------- ---------------------------------------------- ------- -------------------------------------------------
21.      Exercise price (if fixed at time of grant)     22.     Total number of shares or debentures over which
         or indication that price is to be fixed at             options held following notification
         the time of exercise



                                                                    Page 7 of 39

-------- ---------------------------------------------- ------- -------------------------------------------------
23.      Any additional information                     24.     Name of contact and telephone number for queries


-------- ---------------------------------------------- ------- -------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification:  15 AUGUST 2006
-----------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 16 AUGUST 2006
                  AT 08.42 HRS UNDER REF: PRNUK-1608060841-1E8A



16 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 15 August 2006 it had in issue 515,144,534(including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 17 AUGUST 2006
                  AT 09.36 HRS UNDER REF: PRNUK-1708060935-FD79


17 August 2006

The BOC Group plc - EGM Resolution

Copies of the resolution passed at the EGM held on 16 August 2006 and BOC's amended Articles of Association have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel.no. (0)20 7066 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 17 AUGUST 2006
                  AT 14.11 HRS UNDER REF: PRNUK-1708061410-4701

17 August 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 17 August 2006 of 14,948 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 14,948 Ordinary shares, the Trustee now holds 4,192,648 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,192,648 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 18 AUGUST 2006
                  AT 08.52 HRS UNDER REF: PRNUK-1808060852-1563



18 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 17 August 2006 it had in issue 515,152,833(including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 18 AUGUST 2006
                  AT 11.25 HRS UNDER REF: PRNUK-1808061125-0539

18 August 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the transfer on 18 August 2006 of 98,508 Ordinary shares of 25p each in the Company at nil value by Ogier Trustee (Jersey) Limited (the Trustee) to The BOC Group plc Employee Share Trust
(1995) (the Trust). This Trust was established for the purpose of satisfying the exercise, in due course, of awards made under senior executive incentive plans.

Following this transfer of 98,508 Ordinary shares, the Trustee now holds 4,291,156 Ordinary shares.


Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,291,156 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 18 AUGUST 2006
                  AT 16.52 HRS UNDER REF: PRNUK-1808161647-7D83


                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.   KEY INFORMATION

------------------------------------------------- ------------------------------
Name of person dealing (Note 1)                   See attached Schedule
------------------------------------------------- ------------------------------
Company dealt in                                  The BOC Group plc
------------------------------------------------- ------------------------------
Class of relevant security to which the           Ordinary shares of 25 pence
dealings being disclosed relate (Note 2)
------------------------------------------------- ------------------------------
Date of dealing                                   See attached Schedule
------------------------------------------------- ------------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------ ------------------------------------- -----------------------------------
                                                           Long                                 Short

------------------------------------------ ------------------ ------------------ ------------------ ----------------
                                                Number               (%)               Number             (%)

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(1) Relevant securities                      See attached       See attached        See attached     See attached
                                               Schedule           Schedule            Schedule         Schedule
------------------------------------------ ------------------ ------------------ ------------------ ----------------
(2) Derivatives (other than options)              N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(3) Options and agreements to                     N/A                N/A                 N/A              N/A
purchase/sell

------------------------------------------ ------------------ ------------------ ------------------ ----------------
Total                                        See attached       See attached        See attached     See attached
                                               Schedule           Schedule            Schedule         Schedule
------------------------------------------ ------------------ ------------------ ------------------ ----------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------ ------------------------------------- -----------------------------------
Class of relevant security:                                Long                                 Short

------------------------------------------ ------------------ ------------------ ------------------ ----------------
                                                Number               (%)         Number                   (%)

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(1) Relevant securities                           N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(2) Derivatives (other than options)              N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------


                                                                   Page 14 of 39

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(3) Options and agreements to                     N/A                N/A                 N/A              N/A
purchase/sell

------------------------------------------ ------------------ ------------------ ------------------ ----------------
Total                                             N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------

(c) Rights to subscribe (Note 3)

------------------------------------------ -------------------------------------
Class of relevant security:                Details


------------------------------------------ -------------------------------------
Ordinary Shares of 25p each                See attached Schedule

------------------------------------------ -------------------------------------


3.   DEALINGS (Note 4)

(a)  Purchases and sales

--------------------------------- ------------------------------ --------------------------------
Purchase/sale                     Number of securities           Price per unit (Note 5)
--------------------------------- ------------------------------ --------------------------------
See attached Schedule
--------------------------------- ------------------------------ --------------------------------


(b)  Derivatives transactions (other than options)

----------------------- -------------------------- ----------------------------------- -----------------------------
Product name,           Long/short (Note 6)        Number of securities (Note 7)       Price per unit (Note 5)
e.g. CFD
----------------------- -------------------------- ----------------------------------- -----------------------------
N/A                     N/A                        N/A                                 N/A
----------------------- -------------------------- ----------------------------------- -----------------------------

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

----------------------- ---------------- -------------------- ----------- ------------- ------------ ---------------
Product name,           Writing,         Number of            Exercise    Type, e.g.    Expiry       Option
e.g. call option        selling,         securities to        price       American,     date         money
                        purchasing,      which the option                 European                   paid/received
                        varying etc.     relates (Note 7)                 etc.                       per unit
                                                                                                     (Note 5)
----------------------- ---------------- -------------------- ----------- ------------- ------------ ---------------
N/A                     N/A              N/A                  N/A         N/A           N/A          N/A
----------------------- ---------------- -------------------- ----------- ------------- ------------ ---------------

(ii) Exercising

--------------------------------------- ---------------------------------- -----------------------------------------
Product name, e.g. call option          Number of securities               Exercise price per unit (Note 5)
--------------------------------------- ---------------------------------- -----------------------------------------
N/A                                     N/A                                N/A
--------------------------------------- ---------------------------------- -----------------------------------------

(d)  Other dealings (including new securities) (Note 4)

--------------------------------------- ---------------------------------- -----------------------------------------
Nature of transaction (Note 8)          Details                            Price per unit (if applicable) (Note 5)

--------------------------------------- ---------------------------------- -----------------------------------------
N/A                                     N/A                                N/A
--------------------------------------- ---------------------------------- -----------------------------------------

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


-------------------------------------------------------------- -----------------------------------------------------
Date of disclosure                                             18 August 2006

-------------------------------------------------------------- -----------------------------------------------------
Contact name                                                   Sarah Larkins

-------------------------------------------------------------- -----------------------------------------------------
Telephone number                                               01276 807383

-------------------------------------------------------------- -----------------------------------------------------
Name of offeree/offeror with which associated                  The BOC Group plc

-------------------------------------------------------------- -----------------------------------------------------
Specify category and nature of associate status (Note 10)      Category (3) - directors (together with their close
                                                               relatives and related trusts) of The BOC Group plc
                                                               and its subsidiaries and fellow subsidiaries and
                                                               their associated companies.
-------------------------------------------------------------- -----------------------------------------------------


Notes

          The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
        For category 3 associates the period 11 August to 18 August 2006

Part A - Purchases and Sales

--------------------------- ----------------- ------------------ --------------- ----------------- --------------------------
                                                                                                   Resultant holding of
                                                                                                   shares
                                                                                                   (excl. shares under
Name                        Date of dealing   Purchase/Sale      Number of       Price ((pound))   option)
                                                                 shares
                                                                                                   Number              %
--------------------------- ----------------- ------------------ --------------- ----------------- --------------------------
Nicholas DEEMING            15/08/2006        Purchase (ESOS)    42,622          776p              42,622        0.008%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Nicholas DEEMING            15/08/2006        Purchase (ESOS)    35,000          1034p             77,622        0.02%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Nicholas DEEMING            15/08/2006        Purchase (LTIP)    14,948          NIL               92,570        0.02%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Nicholas DEEMING            15/08/2006        Sale               44,394          1610p             48,176        0.009%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Paul DIXON                  17/08/2006        Purchase (SAYE)    541             698p              541           0.0001%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Anthony Alfred HEMMING      17/08/2006        Purchase (ESOS)    725             851p              2,719         0.0005%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Anthony Alfred HEMMING      17/08/2006        Sale               725             1610p             1,994         0.0004%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Colin Gordon ISAAC          17/08/2006        Purchase (SAYE)    1,353           698p              1,353         0.0003%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Stephen Ellis ORMROD        17/08/2006        Purchase (ESOS)    15,227          776p              26,877        0.005%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Stephen Ellis ORMROD        17/08/2006        Sale               15,227          1610p             11,650        0.002%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Philip STRUTHERS            17/08/2006        Purchase (ESOS)    5,000           873.25p           6,959         0.001%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------
Philip STRUTHERS            17/08/2006        Sale               5,000           1610p             1,959         0.0004%
--------------------------- ----------------- ------------------ --------------- ----------------- ------------- ------------

Part B - Exercising Options

--------------------------- ----------------- ------------------ ------------------ --------------- ----------------------
                                                                                                    Resultant holding of
                                              Product name       Number of          Exercise price  shares under option
Name                        Date of           (e.g.              shares acquired    ((pound)) per
                            exercise          option/award)                         share           Number            %
--------------------------- ----------------- ------------------ ------------------ --------------- ----------------------
Nicholas DEEMING            15/08/2006        Option (ESOS)      42,622             776p            180,056    0.03%
--------------------------- ----------------- ------------------ ------------------ --------------- ---------- -----------
Nicholas DEEMING            15/08/2006        Option (ESOS)      35,000             1034p           145,056    0.03%
--------------------------- ----------------- ------------------ ------------------ --------------- ---------- -----------
Nicholas DEEMING            15/08/2006        Option (LTIP)      14,948             NIL             130,108    0.03%
--------------------------- ----------------- ------------------ ------------------ --------------- ---------- -----------
Paul DIXON                  17/08/2006        Option (SAYE)      541                698p            473        0.00009%
--------------------------- ----------------- ------------------ ------------------ --------------- ---------- -----------
Anthony Alfred HEMMING      17/08/2006        Option (ESOS)      725                851p            48,196     0.009%
--------------------------- ----------------- ------------------ ------------------ --------------- ---------- -----------
Colin Gordon ISAAC          17/08/2006        Option (SAYE)      1,353              698p            45,111     0.009%
--------------------------- ----------------- ------------------ ------------------ --------------- ---------- -----------
Stephen Ellis ORMROD        17/08/2006        Option (ESOS)      15,227             776p            39,403     0.008%
--------------------------- ----------------- ------------------ ------------------ --------------- ---------- -----------
Philip STRUTHERS            17/08/2006        Option (ESOS)      5,000              873.25p         13,328     0.003%
--------------------------- ----------------- ------------------ ------------------ --------------- ---------- -----------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 21 AUGUST 2006
                  AT 09.12 HRS UNDER REF: PRNUK-2108060909-7F6B

21 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 18 August 2006 it had in issue 515,207,723 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 22 AUGUST 2006
                  AT 09.15 HRS UNDER REF: PRNUK-2208060915-3D4E

22 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 21 August 2006 it had in issue 515,217,223 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 23 AUGUST 2006
                  AT 09.05 HRS UNDER REF: PRNUK-2308060905-4E99

23 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 22 August 2006 it had in issue 515,379,414 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 23 AUGUST 2006
                  AT 14.10 HRS UNDER REF: PRNUK2308061407-0469


   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                      RESPONSIBILITY OR CONNECTED PERSONS

             This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(7) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(7) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(7) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

             Please complete all relevant boxes should in block capital letters.

------- ----------------------------------------------- ------- --------------------------------------------------
1.      Name of the issuer                              2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4N/A(1)(b) a disclosure made
                                                               in accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

        THE BOC GROUP plc                                      IN RESPECT OF BOTH (i) AND (ii)

------- ----------------------------------------------- ------- --------------------------------------------------
3.      Name of person discharging managerial           4.      State whether notification relates to a person
        responsibilities/director                               connected with a person discharging managerial
                                                                responsibilities/director named in 3 and
                                                                identify the connected person

        KRISHNAMURTHY RAJAGOPAL                                 N/A

------- ----------------------------------------------- ------- --------------------------------------------------
5.      Indicate whether the notification is in         6.      Description of shares (including class),
        respect of a holding of the person referred             debentures or derivatives or financial
        to in 3 or 4 above or in respect of a                   instruments relating to shares
        non-beneficial interest

        IN RESPECT OF A HOLDING OF THE DIRECTOR IN 3            ORDINARY SHARES OF 25p EACH
        ABOVE

------- ----------------------------------------------- ------- --------------------------------------------------
7.      Name of registered shareholders(s) and, if      8.      State the nature of the transaction
        more than one, the number of shares held
        by each of them

        KRISHNAMURTHY RAJAGOPAL                                 EXERCISE OF 97,012 EXECUTIVE AND LTIP OPTIONS
                                                                GRANTED IN FEBRUARY 2003 AND SUBSEQUENT SALE OF
                                                                61,141 SHARES ACQUIRED UPON EXERCISE

------- ----------------------------------------------- ------- --------------------------------------------------


                                                                   Page 22 of 39

------- ----------------------------------------------- ------- --------------------------------------------------
9.      Number of shares, debentures or financial       10.     Percentage of issued class acquired (treasury
        instruments relating to shares acquired                 shares of that class should not be taken into
                                                                account when calculating percentage)

        35,871                                                  LESS THAN 0.01%

------- ----------------------------------------------- ------- --------------------------------------------------
11.     Number of shares, debentures or financial       12.     Percentage of issued class disposed (treasury
        instruments relating to shares disposed                 shares of that class should not be taken into
                                                                account when calculating percentage)

        61,141                                                  0.01%

------- ----------------------------------------------- ------- --------------------------------------------------
13.     Price per share or value of transaction         14.     Date and place of transaction

        74,589 AT 776P AND 22,423 AT NIL COST PER               22 AUGUST 2006, LONDON
        SHARE (EXERCISE)

        61,141 AT 1610.3825P (SALE)

------- ----------------------------------------------- ------- --------------------------------------------------
15.     Total holding following notification and        16.     Date issuer informed of transaction
        total percentage holding following
        notification (any treasury shares should not
        be taken into account when calculating
        percentage)

        57,687 SHARES / 241,449 OPTIONS                       23 AUGUST 2006

------- ----------------------------------------------- ------- --------------------------------------------------

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

------- ----------------------------------------------- ------- --------------------------------------------------
17      Date of grant                                   18.     Period during which or date on which it can
                                                                be exercised


------- ----------------------------------------------- ------- --------------------------------------------------
19.     Total amount paid (if any) for grant of the     20.     Description of shares or debentures involved
        option                                                  (class and number)


------- ----------------------------------------------- ------- --------------------------------------------------
21.     Exercise price (if fixed at time of grant)      22.     Total number of shares or debentures over which
        or indication that price is to be fixed at              options held following notification
        the time of exercise


------- ----------------------------------------------- ------- --------------------------------------------------
23.     Any additional information                      24.     Name of contact and telephone number for queries

        The sale of the shares as described in 8 above is being made by Dr. Rajagopal in


                                                                   Page 23 of 39

        order to fund the exercise of his options as set out in 13 above. The Panel on Takeovers and Mergers has confirmed on an ex parte basis that this sale has no Code consequences.

------- ----------------------------------------------- ------- --------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification   23 AUGUST 2006
------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 23 AUGUST 2006
                  AT 14.32 HRS UNDER REF: PRNUK-2308061432-C662


                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.   KEY INFORMATION

-------------------------------------------------- -----------------------------
Name of person dealing (Note 1)                    Krishnamurthy RAJAGOPAL
-------------------------------------------------- -----------------------------
Company dealt in                                   The BOC Group plc
-------------------------------------------------- -----------------------------
Class of relevant security to which the            Ordinary shares of 25 pence
dealings each being disclosed relate (Note 2)
-------------------------------------------------- -----------------------------
Date of dealing                                    22 August 2006
-------------------------------------------------- -----------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------ ------------------------------------- -----------------------------------
                                                           Long                                 Short

------------------------------------------ ------------------ ------------------ ------------------ ----------------
                                                Number               (%)               Number             (%)

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(1) Relevant securities                         57,687              0.01%                N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(2) Derivatives (other than options)              N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(3) Options and agreements to                     N/A                N/A                 N/A              N/A
purchase/sell

------------------------------------------ ------------------ ------------------ ------------------ ----------------
Total                                           57,687              0.01%                N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------ ------------------------------------- -----------------------------------
Class of relevant security:                                Long                                 Short

------------------------------------------ ------------------ ------------------ ------------------ ----------------
                                                Number               (%)               Number             (%)

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(1) Relevant securities                           N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(2) Derivatives (other than options)              N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------


                                                                   Page 25 of 39

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(3) Options and agreements to                     N/A                N/A                 N/A              N/A
purchase/sell

------------------------------------------ ------------------ ------------------ ------------------ ----------------
Total                                             N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------

(c)  Rights to subscribe (Note 3)

------------------------------------------ -------------------------------------
Class of relevant security:                Details


------------------------------------------ -------------------------------------
Ordinary Shares of 25p each                241,449

------------------------------------------ -------------------------------------


3.   DEALINGS (Note 4)

(a)  Purchases and sales

---------------------------------------- ------------------------------------- -------------------------------------
Purchase/sale                            Number of securities                  Price per unit (Note 5)
---------------------------------------- ------------------------------------- -------------------------------------
Purchase (ESOS)                          74,589                                776p
---------------------------------------- ------------------------------------- -------------------------------------
Purchase (LTIP)                          22,423                                NIL
---------------------------------------- ------------------------------------- -------------------------------------
Sale                                     61,141                                1610.3825p
---------------------------------------- ------------------------------------- -------------------------------------


(b)  Derivatives transactions (other than options)

----------------------- ------------------------- ------------------------------------ -----------------------------
Product name,           Long/short (Note 6)       Number of securities (Note 7)        Price per unit (Note 5)
e.g. CFD
----------------------- ------------------------- ------------------------------------ -----------------------------
N/A                     N/A                       N/A                                  N/A
----------------------- ------------------------- ------------------------------------ -----------------------------

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

---------------------- ---------------- -------------------- ------------ -------------- ---------- ----------------
Product name,          Writing,         Number of            Exercise     Type, e.g.     Expiry     Option
e.g. call option       selling,         securities to        price        American,      date       money
                       purchasing,      which the option                  European                  paid/received
                       varying etc.     relates (Note 7)                  etc.                      per unit (Note
                                                                                                    5)
---------------------- ---------------- -------------------- ------------ -------------- ---------- ----------------
N/A                    N/A              N/A                  N/A          N/A            N/A        N/A
---------------------- ---------------- -------------------- ------------ -------------- ---------- ----------------

(ii) Exercising

---------------------------------------- ----------------------------------- ---------------------------------------
Product name, e.g. call option           Number of securities                Exercise price per unit (Note 5)
---------------------------------------- ----------------------------------- ---------------------------------------
Exercise (ESOS)                          74,589                              776p
---------------------------------------- ----------------------------------- ---------------------------------------
Exercise (LTIP)                          22,423                              NIL
---------------------------------------- ----------------------------------- ---------------------------------------

(d)  Other dealings (including new securities) (Note 4)

---------------------------------------- ----------------------------------- ---------------------------------------
Nature of transaction (Note 8)           Details                             Price per unit (if applicable) (Note
                                                                             5)

---------------------------------------- ----------------------------------- ---------------------------------------
N/A                                      N/A                                 N/A
---------------------------------------- ----------------------------------- ---------------------------------------

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
The sale of the shares as described in paragraph 3(a) is being made by Dr. Rajagopal in order to fund the exercise of his options as set out in paragraph 3(c) (ii). The Panel on Takeovers and Mergers has confirmed on an ex parte basis that this sale has no Code consequences.

--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


-------------------------------------------------------------- -----------------------------------------------------
Date of disclosure                                             23 August 2006

-------------------------------------------------------------- -----------------------------------------------------
Contact name                                                   Sarah Larkins

-------------------------------------------------------------- -----------------------------------------------------
Telephone number                                               01276 807383

-------------------------------------------------------------- -----------------------------------------------------
Name of offeree/offeror with which associated                  The BOC Group plc

-------------------------------------------------------------- -----------------------------------------------------
Specify category and nature of associate status (Note 10)      Category (3) - directors (together with their close
                                                               relatives and related trusts) of The BOC Group plc
                                                               and its subsidiaries and fellow subsidiaries and
                                                               their associated companies.
-------------------------------------------------------------- -----------------------------------------------------


Notes

          The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 23 AUGUST 2006
                  AT 17.13 HRS UNDER REF: PRNUK-2308061712-8C82


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                       2.   Name of shareholder having a major interest

---------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                          CREDIT SUISSE

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that      4.   Name of the registered holder(s) and, if more than
     it is in respect of holding of the shareholder             one holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
---------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF THE PARTY NAMED IN 2            CREDIT SUISSE SECURITIES (EUROPE) LIMITED - 50,554,918
     ABOVE                                                      CREDIT SUISSE INTERNATIONAL - 1,014,048
                                                                CREDIT SUISSE SECURITIES (USA) LLC - 1,600
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
5.   Number of              6.   Percentage of issued      7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of            class                          of stock disposed
     stock acquired
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                     10.  Date of transaction        11.  Date company informed

---------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                21 AUGUST 2006                  23 AUGUST 2006

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification             13.  Total percentage holding of issued class following this notification
---------------------------------------------------------------------------------------------------------------------------
     51,570,566                                                 10%

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                            15.  Name of contact and telephone number for queries

---------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 23 AUGUST 2006, THE BOC GROUP            SARAH LARKINS
     plc HAS BEEN ADVISED THAT CREDIT SUISSE HOLDS A            ASSISTANT COMPANY SECRETARY
     10% (PREVIOUSLY 9.19%) INTEREST IN THE ORDINARY            01276 807383
     SHARE CAPITAL OF THE COMPANY.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

---------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS
---------------------------------------------------------------------------------------------------------------------------

Date of notification 23 AUGUST 2006

---------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 23 AUGUST 2006
                  AT 17.25 HRS UNDER REF: PRNUK-2308061719-1ECB


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                       2.   Name of shareholder having a major interest

---------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      THE GOLDMAN SACHS GROUP, INC.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that      4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder             holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
---------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2              GOLDMAN, SACHS & Co - 66,946
     ABOVE                                                      GOLDMAN SACHS INTERNATIONAL - 29,664,010
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
5.   Number of              6.   Percentage of issued      7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of            class                          of stock disposed
     stock acquired
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                     10.  Date of transaction        11.  Date company informed

---------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                21 AUGUST 2006                  23 AUGUST 2006

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification             13.  Total percentage holding of issued class following this notification
---------------------------------------------------------------------------------------------------------------------------
     29,730,956                                                 5.8%

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                            15.  Name of contact and telephone number for queries

---------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 23 AUGUST 2006, THE BOC GROUP            SARAH LARKINS
     plc HAS BEEN ADVISED THAT THE GOLDMAN SACHS                ASSISTANT COMPANY SECRETARY
     GROUP, INC HOLDS A 5.8% (PREVIOUSLY 6.15%)                 01276 807383
     INTEREST IN THE ORDINARY SHARE CAPITAL OF THE
     COMPANY.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

---------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

---------------------------------------------------------------------------------------------------------------------------

Date of notification   23 AUGUST 2006

---------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 24 AUGUST 2006
                  AT 09.08 HRS UNDER REF: PRNUK-2408060907-7A36

24 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 23 August 2006 it had in issue 515,486,839 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 24 AUGUST 2006
                  AT 16.34 HRS UNDER REF: PRNUK-2408061633-6561

24 August 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 24 August 2006 of 22,423 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 22,423 Ordinary shares, the Trustee now holds 4,268,733 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,268,733 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 25 AUGUST 2006
                  AT 09.11 HRS UNDER REF: PRNUK-2508060908-AA90

25 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 24 August 2006 it had in issue 515,495,545 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 25 AUGUST 2006
                  AT 15.14 HRS UNDER REF: PRNUK-2508061512-80E3


                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.   KEY INFORMATION

-------------------------------------------------- -----------------------------
Name of person dealing (Note 1)                    See attached Schedule

-------------------------------------------------- -----------------------------
Company dealt in                                   The BOC Group plc

-------------------------------------------------- -----------------------------
Class of relevant security to which the            Ordinary shares of 25 pence
dealings each being disclosed relate (Note 2)

-------------------------------------------------- -----------------------------
Date of dealing                                    See attached Schedule

-------------------------------------------------- -----------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------ ------------------------------------- -----------------------------------
                                                           Long                                 Short

------------------------------------------ ------------------ ------------------ ------------------ ----------------
                                                Number               (%)               Number             (%)

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(1) Relevant securities                       See attached       See attached        See attached    See attached
                                                Schedule           Schedule            Schedule        Schedule
------------------------------------------ ------------------ ------------------ ------------------ ----------------
(2) Derivatives (other than options)               N/A                N/A                 N/A             N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(3) Options and agreements to                      N/A                N/A                 N/A             N/A
purchase/sell

------------------------------------------ ------------------ ------------------ ------------------ ----------------
Total                                         See attached       See attached        See attached    See attached
                                                Schedule           Schedule            Schedule        Schedule
------------------------------------------ ------------------ ------------------ ------------------ ----------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------ ------------------------------------- -----------------------------------
Class of relevant security:                                Long                                 Short

------------------------------------------ ------------------ ------------------ ------------------ ----------------
                                                Number               (%)               Number             (%)

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(1) Relevant securities                           N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(2) Derivatives (other than options)              N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------


                                                                   Page 33 of 39

------------------------------------------ ------------------ ------------------ ------------------ ----------------
(3) Options and agreements to                     N/A                N/A                 N/A              N/A
purchase/sell

------------------------------------------ ------------------ ------------------ ------------------ ----------------
Total                                             N/A                N/A                 N/A              N/A

------------------------------------------ ------------------ ------------------ ------------------ ----------------

(c)  Rights to subscribe (Note 3)

--------------------------------------------- ----------------------------------
Class of relevant security:                   Details


--------------------------------------------- ----------------------------------
Ordinary Shares of 25p each                   See attached Schedule
--------------------------------------------- ----------------------------------


3.   DEALINGS (Note 4)

(a)  Purchases and sales

---------------------------------------- ------------------------------------- -------------------------------------
Purchase/sale                            Number of securities                  Price per unit (Note 5)
---------------------------------------- ------------------------------------- -------------------------------------
See attached Schedule
---------------------------------------- ------------------------------------- -------------------------------------


(b)  Derivatives transactions (other than options)

---------------------- ------------------------- ------------------------------------ ------------------------------
Product name,          Long/short (Note 6)       Number of securities (Note 7)        Price per unit (Note 5)
e.g. CFD
---------------------- ------------------------- ------------------------------------ ------------------------------
N/A                    N/A                       N/A                                  N/A
---------------------- ------------------------- ------------------------------------ ------------------------------

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

----------------------- ---------------- -------------------- ------------ ------------- ---------- ----------------
Product name,           Writing,         Number of            Exercise     Type, e.g.    Expiry     Option
e.g. call option        selling,         securities to        price        American,     date       money
                        purchasing,      which the option                  European                 paid/received
                        varying etc.     relates (Note 7)                  etc.                     per unit
                                                                                                    (Note 5)
----------------------- ---------------- -------------------- ------------ ------------- ---------- ----------------
N/A                     N/A              N/A                  N/A          N/A           N/A        N/A
----------------------- ---------------- -------------------- ------------ ------------- ---------- ----------------

(ii) Exercising

---------------------------------------- ------------------------------------- -------------------------------------
Product name, e.g. call option           Number of securities                  Exercise price per unit (Note 5)
---------------------------------------- ------------------------------------- -------------------------------------
N/A                                      N/A                                   N/A
---------------------------------------- ------------------------------------- -------------------------------------

(d)  Other dealings (including new securities) (Note 4)

---------------------------------------- ------------------------------------- -----------------------------------------
Nature of transaction (Note 8)           Details                               Price per unit (if applicable) (Note 5)

---------------------------------------- ------------------------------------- -----------------------------------------
N/A                                      N/A                                   N/A
---------------------------------------- ------------------------------------- -----------------------------------------

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


-------------------------------------------------------------- -----------------------------------------------------
Date of disclosure                                             25 August 2006

-------------------------------------------------------------- -----------------------------------------------------
Contact name                                                   Carol Hunt

-------------------------------------------------------------- -----------------------------------------------------
Telephone number                                               01276 807759

-------------------------------------------------------------- -----------------------------------------------------
Name of offeree/offeror with which associated                  The BOC Group plc

-------------------------------------------------------------- -----------------------------------------------------
Specify category and nature of associate status (Note 10)      Category (3) - directors (together with their close
                                                               relatives and related trusts) of The BOC Group plc
                                                               and its subsidiaries and fellow subsidiaries and
                                                               their associated companies.
-------------------------------------------------------------- -----------------------------------------------------


Notes

          The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
        For category 3 associates the period 18 August to 25 August 2006

Part A - Purchases and Sales

-------------------------- --------------- ------------------ ---------------- ----------------- ---------------------------
                                                                                                 Resultant holding of
                                                                                                 shares
                                                                                                 (excl. shares under
Name                       Date of         Purchase/Sale      Number of        Price ((pound))   option)
                           dealing                            shares
                                                                                                 Number              %
-------------------------- --------------- ------------------ ---------------- ----------------- ---------------------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    6,304            980p              6,304        0.001%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    6,715            914p              13,019       0.003%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    7,199            851p              20,218       0.004%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    6,841            937p              27,059       0.005%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    525              993p              27,584       0.005%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    6,208            993p              33,792       0.007%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    13,267           993p              47,059       0.009%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    6,961            1016p             54,020       0.01%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    493              1016p             54,513       0.01%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    14,546           1016p             69,059       0.01%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Purchase (ESOS)    22,000           873.25p           91,059       0.02%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stanley BOROWIEC           22/08/2006      Sale               59,211           1610p             31,848       0.006%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Carol Anne HUNT            22/08/2006      Purchase (ESOS)    500              993p              2,093        0.0004%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Carol Anne HUNT            22/08/2006      Purchase (ESOS)    1,000            1016p             3,093        0.0006%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Carol Anne HUNT            22/08/2006      Purchase (ESOS)    1,703            873.25p           4,796        0.0009%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Carol Anne HUNT            22/08/2006      Purchase (ESOS)    1,297            873.25p           6,093        0.001%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Carol Anne HUNT            22/08/2006      Sale               2,820            1610p             3,273        0.0006%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Stephen ORMROD             18/08/2006      Purchase           4,627            776p              16,277       0.003%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Brett KIMBER               22/08/2006      Purchase (ESOS)    6,961            1016p             6,961        0.001%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Brett KIMBER               22/08/2006      Purchase (ESOS)    7,500            873.25p           14,461       0.003%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Brett KIMBER               22/08/2006      Sale               8,482            1610p             5,979        0.001%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Jonathan FUNDREY           22/08/2006      Purchase (ESOS)    7,500            1016p             7,770        0.002%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------
Jonathan FUNDREY           22/08/2006      Sale               7,500            1610p             270          0.00005%
-------------------------- --------------- ------------------ ---------------- ----------------- ------------ --------------

Part B - Exercising Options

-------------------------- ----------------- ------------------ ------------------ --------------- ----------------------
                                                                                                   Resultant holding of
                                             Product name       Number of shares   Exercise        shares under option
Name                       Date of exercise  (e.g.              shares acquired    price ((pound))
                                             option/award)                         per share       Number            %
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               6,304              980p            118,655      0.02%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               6,715              914p            111,940      0.02%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               7,199              851p            104,741      0.02%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               6,841              937p            97,900       0.02%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               525                993p            97,375       0.02%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               6,208              993p            91,167       0.02%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               13,267             993p            77,900       0.02%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               6,961              1016p           70,939       0.01%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               493                1016p           70,446       0.01%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               14,546             1016p           55,900       0.01%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Stanley BOROWIEC           22/08/2006        ESOS               22,000             873.25p         33,900       0.007%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Carol Anne HUNT            22/08/2006        ESOS               500                993p            6,925        0.001%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Carol Anne HUNT            22/08/2006        ESOS               1,000              1016p           5,925        0.001%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Carol Anne HUNT            22/08/2006        ESOS               1,703              873.25p         4,222        0.0008%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Carol Anne HUNT            22/08/2006        ESOS               1,297              873.25p         2,925        0.0006%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Brett KIMBER               22/08/2006        ESOS               6,961              1016p           23,079       0.004%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Brett KIMBER               22/08/2006        ESOS               7,500              873.25p         15,579       0.003%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------
Jonathan FUNDREY           22/08/2006        ESOS               7,500              1016p           12,586       0.002%
-------------------------- ----------------- ------------------ ------------------ --------------- ------------ ---------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 25 AUGUST 2006
                  AT 16.05 HRS UNDER REF: PRNUK-2508061604-C138

25 August 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 25 August 2006 of 7,630 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 7,630 Ordinary shares, the Trustee now holds 4,261,103 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,261,103 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  August 29, 2006



                                     By:    /s/   Sarah Larkins
                                           -------------------------------------
                                           Name:  Sarah Larkins
                                           Title: Assistant Company Secretary